Exhibit 21.1

PROSPERITY BANCSHARES, INC.

LIST OF SUBSIDIARIES

Direct Subsidiaries	Jurisdiction of Organization	Parent Entity
Prosperity Interim Corporation	Texas	Prosperity Bancshares, Inc.

Indirect Subsidiaries	Jurisdiction of Organization	Parent Entity
Prosperity Bank	Texas	Prosperity Bancshares, Inc.

Coppermark Card Services, Inc.	Oklahoma	Prosperity Bank

Citizens Insurance Agency of Texas, Inc.	Texas	Prosperity Bank

HSUMY, Inc.	Oklahoma	Prosperity Bank